Mail Stop 3561

August 26, 2008

Mr. Bradford Tolley
Chief Financial Officer
Andover Energy Holdings, Inc.
340 Royal Poinciana Way, Suite 326B
Palm Beach, FL 33480

      Re: **Andover Energy Holdings, Inc.**
                Form 10-KSB for the fiscal year ended December 31, 2007
                Form 10-QSB for the quarterly period ended March 31, 2008
                File No. 000-32055

Dear Mr. Tolley:

      We have completed our review of your Form 10-KSB and related filing and have no further comments at this time.

                Sincerely,

                Joseph Foti
                Senior Assistant Chief Accountant